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January 14, 2021

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Erin Purnell, Thomas Jones

    Anne McConnell, Mindy Hooker

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Re:	Advanced Micro Devices, Inc.

Registration Statement on Form S-4

Filed on December 4, 2020

File No. 333-251119

Ladies and Gentlemen:

On behalf of Advanced Micro Devices, Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-4, filed with the Commission on December 4, 2020 (the “Registration Statement”). Concurrently with the delivery of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”), which includes revisions that reflect the Company’s responses to your comment letter, dated December 30, 2020. For your convenience, we are providing by overnight delivery a courtesy package that includes two copies of the Amendment, which have been marked to show changes from the Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Amendment and all references to page numbers in the responses are to page numbers of the Amendment.

Registration Statement on Form S-4 filed December 4, 2020

Cover Page

1. Please revise the cover page to state the amount of shares of common stock that Advanced Micro Devices is expected to issue in the merger. Refer to Item 501(b)(2) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page to address the Staff’s comment.

January 14, 2021

Summary, page 14

2. Please expand the disclosure on pages 15-17 to disclose the advisory fees, including the amounts contingent upon completion of the merger.

Response: The Company has revised the disclosure on pages 16-18 to address the Staff’s comment.

Interests of AMD Directors and Executive Officers in the Merger, page 20

3. We note your disclosure that the AMD directors and executive officers have interests in the merger that may be different from the interests of AMD stockholders generally. Please revise your disclosure in this section to quantify the interests of the directors and executive officers. Please make similar revisions to the section entitled “Interests of Xilinx Directors and Executive Officers in the Merger” on page 20.

Response: The Company has revised the disclosure on pages 4, 20-21, 45, 93 and 192 to address the Staff’s comment. The Company advises the Staff that, other than with respect to continued service for, employment by and the right to continued indemnification by the combined company, AMD directors and executive officers do not have interests in the merger that are different from, or in addition to, the interests of other AMD stockholders generally.

The Company advises the Staff that it has disclosed: (A) on pages 21, 45 and 193-199, (i) the treatment in the merger of Xilinx options and RSUs held by Xilinx executive officers, (ii) the treatment in the merger of Xilinx options and RSUs held by non-employee members of the Xilinx board of directors, (iii) the right to indemnification and continued D&O insurance coverage for Xilinx directors and executive officers following the merger, (iv) the addition to AMD’s board of directors of at least two members from the Xilinx board of directors and (v) the right to severance payments and benefits upon certain qualifying terminations of employment in connection with a change of control of Xilinx pursuant to the employment or change of control agreements entered into between Xilinx and Xilinx executive officers; (B) on pages 194-195, the number and estimated value of Xilinx options and RSUs held by Xilinx directors and executive officers; and (C) on pages 198-199, the estimated value of the benefits and financial interests that Xilinx’s named executive officers may become eligible to receive as a result of their interests in the merger.

Risks Relating to the Merger, page 38

4. Please include a risk factor to highlight that the combined company will record goodwill and intangibles that could become impaired and affect the operating results.

Response: The Company has revised the disclosure on page 52 to address the Staff’s comment.

January 14, 2021

The merger will involve substantial costs, page 46

5. Please quantify, if practical, the “substantial costs” involved in the merger.

Response: The Company has revised the disclosure on page 46 to address the Staff’s comment.

Background of the Merger, page 74

6. Please revise the disclosure to clarify why AMD’s and Xilinx’s respective full boards each decided to engage two financial advisors in connection with the merger transaction.

Response: The Company has revised the disclosure on pages 79, 81 and 82 to address the Staff’s comment.

7. Please ensure that you have described how AMD and Xilinx selected their financial advisors. Refer to Item 1015(b)(3) of Regulation M-A. For example, we note that the disclosure on pages 98 and 117 appears to discuss the qualifications of DBO and Credit Suisse, respectively, but does not describe the method of selection.

Response: The Company has revised the disclosure on pages 77, 79, 82-83, 99, 119 and 128 to address the Staff’s comment.

Recommendation of the AMD Board of Directors; AMD’s Reasons for the Merger, page 89

8. Please revise to clarify the basis for your references on page 89 to the “industry’s strongest portfolio of high performance processors” and “expanding AMD’s total addressable market to $110 billion.”

Response: The Company has revised the disclosure on pages 90, 91 and 94 to address the Staff’s comment.

Opinions of AMD’s Financial Advisors, page 98

9. We note your disclosure here and on page 118 that the four fairness opinions were rendered to the AMD and Xilinx boards on October 26, 2020 and subsequently confirmed in writing. Please disclose whether there have been any material changes in either AMD’s or Xilinx’s operations or performance since the opinions were rendered. Please also disclose whether there have been any material changes to the projections or assumptions upon which the financial advisors based their opinions. Finally, please disclose whether any material changes are anticipated to occur before the special meetings.

Response: The Company has revised the disclosure on pages 140 and 143 to address the Staff’s comment.

January 14, 2021

10. We note that the financial advisors selected certain companies for purposes of comparison. Please disclose whether any companies meeting the selection criteria were excluded from the analyses, and if so, why they were excluded.

Response: The Company has revised the disclosure on pages 102, 106, 115, 117, 123, 132 and 134 to address the Staff’s comment. The Company advises the Staff that no selected companies identified as meeting DBO’s, Credit Suisse’s, Morgan Stanley’s and BofA Securities’ selection criteria were excluded from their respective selected companies analyses.

Opinion of DBO, page 98

11. We note the disclosure on page 98 that DBO’s opinion “was directed to the AMD board of directors” and the language on page B-3 of Annex B to the effect that “[t]his opinion is for the information of the Board of Directors of Parent only ... consent.” Please revise your disclosure to state that DBO has consented to the use of the opinion in your filing.

Response: The Company has revised the disclosure on pages 16 and 99 to address the Staff’s comment.

Other Matters, page 117

12. Please elaborate on the additional payments of up to $10 million that may be made to DBO and Credit Suisse. Please explain how the amount of the payment will be determined. Please make similar revisions to your disclosure on page 126 with respect to additional $40 million that Xilinx may pay to Morgan Stanley.

Response: The Company has revised the disclosure on pages 16, 17, 111, 119 and 128 to address the Staff’s comment. The Company advises the Staff that the amount of the additional payments that may be made by the Company to DBO and Credit Suisse, and whether such payments will be made at all, is at the Company’s sole discretion and will be determined at the closing of the merger.

Explanatory Note Regarding the Merger Agreement, page 148

13. Notwithstanding the disclaimers, the representations, warranties, and covenants in the merger agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide stockholders a materially complete understanding of the merger agreement disclosures.

January 14, 2021

Response: The Company has revised the disclosure on page 150 to address the Staff’s comment.

U.S. Federal Income Tax Consequences of the Merger, page 198

14. Please revise to clarify why counsel carves out “the unearned income Medicare contribution tax” in this context.

Response: The Company advises the Staff that counsel has carved out the unearned income Medicare contribution tax (the “Medicare Tax”) because the Medicare Tax, while styled as a separate surtax, merely reflects a change in the tax rate applicable to certain investors. To wit, the Medicare Tax is a surtax on “net investment income” applicable to taxpayers with modified adjusted gross income above certain thresholds. As tax rates are outside of the scope of the disclosure under “U.S. Federal Income Tax Consequences of the Merger,” counsel believes the Medicare Tax is also outside of the scope of such disclosure and that this carve out is customary.

Comparison of Stockholders’ Rights, page 201

15. We note the exclusive forum provision in Section 7 of Article VI of the amended and restated bylaws filed as Exhibit 3.1 to Advanced Micro Devices’ 8-K filed on October 27, 2020 and the provision in Article XII of the bylaws filed as Exhibit 3.1 to Xilinx’s 8-K filed on October 27, 2020. Please disclose such provision in the context of the comparison of stockholders’ rights.

Response: The Company has revised the disclosure on page 211 to address the Staff’s comment.

16. We note Section 7 of Article VI of Advanced Micro Devices’ amended and restated bylaws contains an exclusive forum provision that identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

January 14, 2021

Response: The Company has revised the disclosure on pages 52-53 and 211 to address the Staff’s comment.

Exhibits 8.1 and 8.2, page II-2

17. We note that you have filed draft opinions. Please file executed tax opinions in a pre-effective amendment to the registration statement.

Response: Executed tax opinions have been filed as Exhibits 8.1 and 8.2 to the Amendment to address the Staff’s comment.

Exhibit 99.2, page II-2

18. We note that the consent applies only to the registration statement and not to any amendments or supplements therein. Please file an updated consent as appropriate.

Response: A revised consent has been filed as Exhibit 99.2 to the Amendment to address the Staff’s comment.

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If you have any additional questions or require any additional information with respect to this letter or the Amendment, please do not hesitate to contact me by email at tad.freese@lw.com or by telephone at +1.650.463.3060.

Very truly yours,

/s/ Tad Freese
Tad Freese
of LATHAM & WATKINS LLP

cc:	Harry Wolin, Senior Vice President, General Counsel and Corporate Secretary of AMD

Catia Hagopian, Senior Vice President, General Counsel and Secretary of Xilinx

Jonathan Solomon, Latham & Watkins LLP

Kenton King, Skadden, Arps, Slate, Meagher & Flom LLP

Sonia Nijjar, Skadden, Arps, Slate, Meagher & Flom LLP